March 8, 2007	Jennifer L. Campbell
Direct Line: 416.595.2402
jcampbell@goodmancarr.com
VIA SEDAR	File Number: 0000218

British Columbia Securities Commission A
lberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

Dear Sirs/Mesdames:

Re:      Fronteer Development Group Inc. - Final Short Form Prospectus

In connection with the final short form prospectus of Fronteer Development Group Inc. (the "Corporation") dated March 8, 2007 (the "Prospectus") relating to the offering for distribution of 4,100,000 common shares in each of the provinces of Canada other than the province of Quebec, we hereby consent to the references to our name under the headings “Eligibility for Investment” and "Legal Opinions and Experts" in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions or that is within our knowledge as a result of services performed in connection with such opinions and we consent to the use of our name therein.

This letter is solely for the private information and use of the addressees hereof and is not to be quoted from or referred to, in whole or in part, in any document, and should not be relied upon by any other person or company.

Yours very truly,

"Goodman and Carr LLP"

Goodman and Carr LLP

200 King Street West, Suite 2300 Toronto, Ontario, Canada M5H 3W5 T 416 595 2300 F 416 595 0567 www.goodmancarr.com